SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

173rd Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th and 8th floors, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on December 28, 2018, at 2 p.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1. To approve the rectification of item 6 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Companhia Energética de Alagoas (hereinafter Ceal) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of Provisional Measure 856, of November 13, 2018; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures, by a perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

2. To approve the rectification of item 4 of the decision of the 171st Extraordinary General Meeting, changing so that the date of transfer of control of Amazonas Distribuidora de Energia S.A. (hereinafter Amazonas Energia) occurs until March 31, 2019, provided that, cumulatively, the occurrence of the following events: (i) that the Granting Authority extends the designation to provide the services of distributor, by the above-mentioned distributor, until March 31, 2019, pursuant to art. 3 of Provisional Measure 856 of November 13, 2018, and (ii) that, irrevocably and irreversibly, the Granting Authority, ensures by perfect legal act, that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor between January 1, 2019 and March 31, 2019, shall be provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any funding contribution by Eletrobras;

3. To approve, if items 1 and/or 2 above are approved, the beginning of dissolution and liquidation of the respective distributor, in the event of non-compliance with any of the conditions listed in items 1 and/or 2; and

4. To approve, if items 1 and/or 2 above are approved, that Eletrobras does not provide guarantees in favor of the distributors mentioned in items 1 and 2 above, as of the new designation period dealt with in items 1 and 2 above.

Pursuant to paragraph one of article 126 of the Corporation Law and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Extraordinary General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction No. 481, shall submit the following documents:

•       Official ID card with photo;

•       Authenticated photocopy of the updated Articles (Corporate Bylaws or Social Contracts), in the case of a legal entity;

•       Original or authenticated photocopy of power of attorney granted by shareholder; and

•        Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Extraordinary General Meeting convened at the Investor Relations Superintendence - DFR, Market Relations Department - DFRM, at Avenida Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Av. Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the Company websites (www.eletrobras.com/ri), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the matter which shall be addressed at the Extraordinary General Meeting, under the terms of the Corporation Law and CVM Instruction 481.

Brasília, November 28, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.